Ur-Energy Closes US$34,000,000 State Bond Loan, Retires Earlier Debts and Provides Lost Creek Update

LITTLETON, Colo., Oct. 24, 2013 /PRNewswire/ -- Ur-Energy Inc. (TSX: URE, NYSE MKT: URG) ("Ur-Energy" or the "Company") is pleased to announce that the Company, through its wholly-owned subsidiary Lost Creek ISR, LLC, has closed the previously announced US$34 million Sweetwater County, State of Wyoming, Taxable Industrial Development Revenue Bond (the "State Bond Loan").

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The State Bond Loan calls for payments of interest at a fixed rate of 5.75% per annum on a quarterly basis commencing January 1, 2014. The principal is payable in 28 quarterly installments which do not commence until January 1, 2015. The loan matures in October 2021. The State Bond Loan is secured by the assets of the Lost Creek Project. Closing and other fees and expenses for the State Bond Loan totaled approximately 2.3% of the loan amount.

Ur-Energy President and CEO Wayne Heili said, "I am very pleased to announce the successful completion of this funding. It is a testament to the viability of the Lost Creek project that it can stand up to the State's lengthy and rigorous due diligence process. Converting the Company's debt instruments to the more favorable State Bond Loan provides a manageable debt service schedule that will serve the Company and its shareholders well. Ongoing operations at the Lost Creek Project will provide Ur-Energy with the opportunity to advance its Wyoming growth strategy." Heili added, "I would like to thank the Sweetwater County Commissioners for their demonstrated support of the Lost Creek Project as well as Governor Matt Mead, State Treasurer Mark Gordon and the Wyoming Business Council. Their determination to utilize this State program, which is funded by the State's Permanent Mineral Trust Fund, for our Lost Creek uranium project demonstrates the current administration's dedication to our State's energy economy. As a productive part of that economy, Ur-Energy and its 75 Wyoming employees exemplify the type of project the Industrial Development Revenue Bond Program was designed for."

The closing of the State Bond Loan permitted the retirement of the Company's debts with RMB Australia Holdings Ltd. ("RMBAH"). The two RMBAH loan facilities served as interim financing to complete construction at Lost Creek and begin production uninterrupted while the State Bond Loan was advanced to closing. The early repayment of the second loan facility triggered a rebate of half of the arrangement fee paid by the Company (US$450,000 credited) while half of the warrants issued in relation to that loan were also cancelled (1,500,400 warrants for common shares cancelled). A portion of the RMBAH first loan facility remains available to the Company to be redrawn for specified purposes. Roger Smith, CFO of Ur-Energy, stated, "We would again like to express our appreciation to RMB for its commitment to our project and company. We look forward to working with this well-respected international banking partner on future opportunities."

Lost Creek Production Update
The Company's Lost Creek Project, which commenced production operations in August 2013, has now commissioned the first three header houses in Mine Unit 1 and all of the production circuits in the processing plant. The first dried yellowcake (uranium oxide) was recently drummed and packaged at Lost Creek. Additional details will be provided in the Company's forthcoming quarterly financial reports.

About Ur-Energy
Ur-Energy is a junior uranium mining company operating the Lost Creek in-situ recovery uranium facility in south-central Wyoming. The Lost Creek processing facility has a two million pounds per year nameplate capacity with a one million pound annual rate planned from the mining areas at Lost Creek. Ur-Energy engages in the identification, acquisition, exploration development, and operation of uranium projects in the United States and Canada. Shares of Ur-Energy trade on the Toronto Stock Exchange under the symbol "URE" and on the NYSE MKT under the symbol "URG". Ur-Energy's corporate office is located in Littleton, Colorado; its registered office is in Ottawa, Ontario. Ur-Energy's website is www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT

Rich Boberg, Director IR/PR	Wayne Heili, President and CEO
303-269-7707	307-265-2373
866-981-4588	866-981-4588
Click here to email Rich	Click here to email Wayne

This release may contain "forward-looking statements" within the meaning of applicable securities laws regarding events or conditions that may occur in the future (e.g., continued ramp-up of operations at Lost Creek; manageability of debt service; success of the company's growth strategy) and are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Factors that could cause actual results to differ materially from any forward-looking statements include, but are not limited to, capital and other costs varying significantly from estimates; failure to establish estimated resources and reserves; the grade and recovery of ore which is mined varying from estimates; production rates, methods and amounts varying from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; inflation; changes in exchange rates; fluctuations in commodity prices; delays in development and other factors. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and Ur-Energy disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management's beliefs, expectations or opinions that occur in the future.